UNITED STATES                   Sec File Number
                      SECURITIES AND EXCHANGE COMMISSION              1-9250
                               Washington, D.C. 20549
                                                                 Cusip Number
                                   FORM 12b-25                     208464 10 7

                           NOTIFICATION OF LATE FILING

(Check One)
X Form 10-K or KSB ___ Form 20-F ___ Form 11-K ___ Form 10-Q or QSB
___ Form N-SAR

                 For Period  Ended:  DECEMBER 31, 1999
                 [ ] Transition  Report on Form  10-K  or  KSB
                 [ ] Transition  Report  on  Form  20-F
                 [ ] Transition  Report on Form 11-K
                 [ ]  Tansition  Report on Form 10-Q  or QSB
                 [ ]  Transition  Report  on  Form  N-SAR
                 For  the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

       Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A
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PART I - REGISTRANT INFORMATION

                                  CONSECO, INC.
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Full Name of Registrant

                                       N/A
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Former Name if Applicable

                            11825 N. Pennsylvania St.
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Address of Principal Executive Office (STREET AND NUMBER)

                                Carmel, IN 46032
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City, State and Zip Code




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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 cannot be completed within the prescribed time period because the Registrant is experiencing a delay in finalizing the financial statements to be included in such Form 10-K. In connection therewith, the Registrant is continuing to review the value of the interest-only securities of its wholly owned subsidiary, Conseco Finance Corp., and expects to record a noncash charge, estimated at approximately $350 million (after taxes), to write down the carrying value of those securities. The actual amount, which will reduce previously announced earnings for 1999, will be determined prior to the conclusion of the 1999 audit. The Registrant's Annual Report on Form 10-K will be filed as soon as practicable thereafter.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            John J. Sabl                   (317)               817-6163
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X Yes __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

















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                                  CONSECO, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2000                 By:  /s/ ROLLIN M. DICK
      --------------                    ----------------------------------------
                                        Rollin M. Dick, Executive Vice President
                                          and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  CONSECO, INC.
                              Rider to Form 12b-25
                           Commission File No. 1-9250
                              Dated March 31, 2000


The Registrant anticipates significant changes in the results of operations from 1998 to 1999. Net income for 1998 was $509.7 million and net income for 1999, previously announced at $962.6 million, would be reduced by the amount of a noncash charge (estimated at approximately $350 million, after taxes) to write down the carrying value of the Registrant's interest-only securities.

All statements, trend analyses and other information contained in this report and elsewhere (such as in filings by Conseco with the Securities and Exchange Commission, press releases, presentations by Conseco or its management or oral statements) relative to markets for Conseco's products and trends in Conseco's operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "could," "goal," "target," "on track," "comfortable with," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (i) general economic conditions and other factors, including prevailing interest rate levels, stock and credit market performance and health care inflation, which may affect (among other things) Conseco's ability to sell its products, its ability to make loans and access capital resources and the costs associated therewith, the market value of Conseco's investments, the lapse rate and profitability of policies, and the level of defaults and prepayments of loans made by Conseco; (ii) Conseco's ability to achieve anticipated synergies and levels of operational efficiencies; (iii) customer response to new products, distribution channels and marketing initiatives; (iv) mortality, morbidity, usage of health care services and other factors which may affect the profitability of Conseco's insurance products; (v) performance of our investments; (vi) changes in the Federal income tax laws and regulations which may affect the relative tax advantages of some of Conseco's products; (vii) increasing competition in the sale of insurance and annuities and in the finance business; (viii) regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank sales and underwriting of insurance products, regulation of the sale, underwriting and pricing of insurance products, and health care regulation affecting health insurance products; (ix) the outcome of the contemplated sale process relating to Conseco Finance Corp.; and (x) the risk factors or uncertainties listed from time to time in Conseco's filings with the Securities and Exchange Commission.